4/4/03

03015927

VP 4-3-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53621

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W. H. Colson Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

133 Oakmont Dr Suite 1
(No. and Street)

Greenville (City) NC (State) 27858 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

PROCESSED
APR 10 2003
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Watson - Bowden, PC
(Name – *if individual, state last, first, middle name*)

2930 Evans Mill Rd (Address) Lithonia (City) GA (State) 30038 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECD S.E.C. MAR 26 2003

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Willard H. Colson, Jr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W. H. Colson Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Willard H. Colson, Jr.
Signature

President
Title

[signature]
Notary Public
comm exp 08-21-05

JAMES W. FIELDS NOTARY PUBLIC PITT COUNTY

State N.C.
Co Pitt

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WATSON-BOWDEN

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Shareholder
of W.H. Colson Securities, Inc.

We have audited the accompanying balance sheet of W.H. Colson Securities, Inc as of December 31, 2002 and the related statements of income, retained earnings, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W.H. Colson Securities, Inc as of December 31, 2002, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Watson-Bowden, P.C.

Watson-Bowden, P.C.
February 28, 2003

2930 EVANS MILL RD
LITHONIA, GA 30038
PH 770-484-4655 FAX 770-482-9180

BALANCE SHEET

DECEMBER 31, 2002

ASSETS		
CURRENT ASSETS		
Cash	$	100,549
Commissions receivable		89,579
Total Current Assets	$	190,128
OTHER ASSETS		
Intangible asset, less accumulated amortization of $600		2,400
TOTAL ASSETS	$	192,528
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$	1,213
Accrued commissions payable		63,639
Total Current Liablities		64,852
STOCKHOLDER'S EQUITY		
Capital stock	$	1,000
Additional paid-in capital		15,000
Retained earnings		111,676
Total stockholder's equity		127,676
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	192,528

STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUE		
Commission income	$	522,288
Insurance income		18,050
		540,338
EXPENSES		
Commissions and fees	$	346,695
Licenses and Permits		24,470
Legal and professional fees		19,761
Marketing and meeting expenses		15,929
Insurance expense		15,327
Office expenses		3,128
Miscellaneous expense		1,417
Credit card charges		690
Amortization		600
Dues and subscriptions		595
Bank charges		50
		428,662
NET INCOME		111,676
RETAINED EARNINGS, Beginning of year		-
RETAINED EARNINGS, End of year	$	111,676

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	111,676
Adjustments to reconcile net income to net cash provided by operating activites:		
Amortization		600
Increase in receivables		(89,579)
Increase in payables		64,852
Net Cash Provided by Operating Activities		87,549
CASH FLOWS FROM INVESTING ACTIVITIES		
Increase in intangible asset		(3,000)
Net Cash Used by Investing Activities		(3,000)
CASH FLOWS FROM FINANCING ACTIVITIES		
Purchase of stock and paid-in capital		16,000
Net Cash Provided by Financing Activities		16,000
NET INCREASE IN CASH		100,549
CASH, Beginning of year		-
CASH, End of year	$	100,549

NOTES TO FINANCIAL STATEMENTS

A. *ORGANIZATION AND NATURE OF BUSINESS*

W.H. Colson Securities, Inc. (The Company), was formed as a Georgia corporation on June 1, 2001. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

B. *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

Nature of Operations. The Company operates in North Carolina. The primary source of revenue is selling securities, mutual funds and variable insurance products to customers, who are predominately small and middle-market businesses and middle-income individuals.

Amortization. Amortization is provided by use of the straight-line method over the estimated useful life of the intangible asset.

Intangible Asset. The intangible asset consists of legal fees incurred during the formation of W.H. Colson Securities, Inc.

Revenue Recognition. Commission revenue is derived as the Company acting as an agent buying and selling securities on behalf of its customers. In return for such services, the Company charges a commission. Each time a customer enters into a buy or sell transaction, a commission is earned by the Company for its selling and administrative efforts. For securities purchased, the commission is recorded as a receivable from customers; for securities sold, it is recorded as reductions in the payable to customers. Commissions receivable for the year ended December 31, 2002 is $89,579. Commissions payable for the year ended December 31, 2002 is $63,639.

Income Taxes. The Company is a Subchapter S Corporation for income tax reporting purposes and, as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities.

NOTES TO FINANCIAL STATEMENTS

C. RELATED PARTY TRANSACTIONS

The Company and the sole shareholder have entered into a management expense sharing agreement (Agreement), whereby many of the expenses of the Company are paid by the sole shareholder individually or by a company under common control. Additionally, under the Agreement, the sole shareholder will contribute additional capital to the Company in order for the Company to meet its regulatory requirements for maintaining net capital as defined in Rule 15c3-1 (see note D). Further, the sole shareholder has no recourse to the recapture or the collection of the aforementioned capital contributions from the Company, and the Company has no obligation to repay these capital contributions to the sole shareholder or any other entity. The sole stockholder contributed $16,000 at the Company's inception and is reflected as stock and paid-in capital on the balance sheet at December 31, 2002. The company under common control has been paid $21,597 for expenses on behalf of the Company for the year ended December 31, 2002. The costs included as expenses to be paid by, and accounted for on the books and records of the sole shareholder and the related company, include marketing expenses, salaries and benefits, rent and utilities, and leases and notes.

D. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2002, the Company was in compliance with this rule. The Company had net capital of $35,697, which was $30,697 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.82 to 1.

The following is the computation of net capital under Rule 15c3-1 as of December 31, 2002:

D. NET CAPITAL REQUIREMENTS (continued)

NET CAPTIAL		
Total stockholder's equity		$ 127,676
DEDUCTIONS		
Nonallowable assets:		
Commissions receivable	(89,579)	
Intangible asset - net	(2,400)	
Total Deductions		(91,979)
NET CAPITAL		$ 35,697
AGGREGATE INDEBTEDNESS		
Accounts payable	$ 1,213	
Commissions payable	63,639	
Total Aggregate Indebtedness		$ 64,852
COMPUTATION OB BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required		$ 5,000
Excess net capital at 1,500 percent		$ 25,969
Excess net capital at 1,000 percent		$ 29,212
Ratio: aggregate indebtedness to net capital		1.82 to 1